Exhibit 99.6

Wipro Limited

Results for the Quarter ended September 30, 2016

Operating Metrics Pertaining to IT Services Segment

A. IT Services

		FY 16-17		FY 15-16
		Q2	Q1	FY	Q4	Q3	Q2	Q1
Revenue & OM%	IT Services Revenues ($M)	1,916.3	1,930.8	7,346.3	1,882.0	1,838.3	1,831.9	1,794.1
	Sequential Growth	-0.8%	2.6%	3.7%	2.4%	0.3%	2.1%	1.1%
	Sequential Growth in Constant Currency*	0.9%	2.0%	7.6%	2.7%	1.4%	3.1%	0.2%
	Operating Margin%**	17.8%	17.8%	20.2%	19.7%	19.9%	20.4%	20.7%

Service Line MIx	Practices^
	Analytics	7.3%	7.4%	7.4%	7.2%	7.4%	7.5%	7.5%
	Application Services	43.8%	44.7%	46.6%	45.3%	46.7%	46.8%	47.5%
	Business Process Services	13.4%	12.9%	9.8%	10.6%	9.8%	9.8%	9.3%
	Global Infrastructure Services	28.2%	27.9%	28.3%	28.9%	28.1%	28.0%	28.0%
	Product Engineering	7.3%	7.1%	7.9%	8.0%	8.0%	7.9%	7.7%

SBU MIx	Strategic Business Units***
	Communications	7.5%	7.6%	7.6%	7.7%	7.7%	7.6%	7.4%
	Consumer	15.7%	15.8%	16.3%	16.4%	16.5%	16.2%	16.2%
	Energy, Natural Resources & Utilities	12.9%	13.2%	14.6%	14.0%	14.4%	14.7%	15.2%
	Finance Solutions	25.5%	25.6%	26.3%	25.4%	26.2%	26.7%	26.8%
	Healthcare, Life Sciences & Services	16.0%	15.3%	12.0%	13.3%	12.0%	11.4%	11.2%
	Manufacturing & Technology	22.4%	22.5%	23.2%	23.2%	23.2%	23.4%	23.2%

Geography MIx	Geography
	Americas	54.8%	53.5%	52.7%	52.5%	52.8%	53.0%	52.5%
	APAC and Other Emerging Markets	10.8%	10.7%	11.2%	10.9%	11.4%	11.2%	11.3%
	Europe	24.0%	25.4%	25.3%	25.6%	24.8%	25.2%	25.6%
	India & Middle East business	10.4%	10.4%	10.8%	11.0%	11.0%	10.6%	10.6%

Guidance	Guidance ($MN)	1,931-1,950	1,901-1,939		1,875-1,912	1,841-1,878	1,821-1,857	1,765-1,793
	Guidance restated based on actual currency realized ($MN)	1,899-1,918	1,912-1,950		1,869-1,906	1,821-1,858	1,803-1,839	1,781-1,809
	IT Services Revenues ($M)	1,916.3	1,930.8	7,346.3	1,882.0	1,838.3	1,831.9	1,794.1

Customer Relationships	Customer size distribution (TTM)
	> $100M	8	9	9	9	9	10	10
	> $75M	19	19	18	18	17	17	17
	> $50M	33	33	33	33	32	31	30
	> $20M	91	91	89	89	85	85	86
	> $10M	171	170	160	160	154	154	151
	> $5M	258	252	248	248	247	244	244
	> $3M	341	336	331	331	325	321	314
	> $1M	571	565	550	550	536	533	537

	Revenue from Existing customers %	98.6%	99.7%	98.1%	96.5%	97.9%	98.5%	99.6%
	Number of new customers	47	50	261	119	39	67	36
Customer Metrics	Total Number of active customers	1180	1208	1223	1223	1105	1100	1071
	Customer Concentration
	Top customer	2.6%	2.5%	3.1%	2.7%	3.2%	3.1%	3.3%
	Top 5	10.1%	10.3%	11.6%	11.0%	11.5%	11.7%	12.2%
	Top 10	17.5%	17.6%	19.3%	18.2%	19.3%	19.8%	20.1%

*	Constant currency revenues for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period.
**	Effective April 1, 2016, the segment results is measured after including the amortization charge for acquired intangibles to the respective segments. Such costs were classified under reconciling items till the year ended March 31, 2016. Comparative information has been restated to give effect to the same.
***	Effective April 1, 2016, we realigned our industry verticals. The Communication Service Provider business unit was regrouped from the former GMT industry vertical into a new industry vertical named “Communications”. The Media business unit from the former GMT industry vertical has been realigned with the former RCTG industry vertical which has been renamed as “Consumer Business Unit” industry vertical. Further, the Network Equipment Provider business unit of the former GMT industry vertical has been realigned with the Manufacturing industry vertical to form the “Manufacturing and Technology” industry vertical.
^	We have re-classified some portions of work amongst Service lines effective April 1, 2016 and therefore the growth rates (YoY) may not be comparable.

		FY 16-17		FY 15-16
		Q2	Q1	FY	Q4	Q3	Q2	Q1
Currency Mix	% of Revenue
	USD	61%	60%	60%	60%	60%	60%	61%
	GBP	10%	11%	12%	11%	12%	13%	14%
	EUR	9%	9%	8%	9%	8%	8%	7%
	INR	8%	8%	7%	7%	7%	7%	6%
	AUD	4%	4%	4%	4%	4%	4%	4%
	CAD	2%	2%	2%	2%	2%	2%	2%
	Others	6%	6%	7%	7%	7%	6%	6%
Employee Metrics	Closing Head Count - IT Services	174,238	173,863	172,912	172,912	170,664	168,396	161,789
	Utilization
	(IT Services excl BPS, IFOX, Designit, cellent, HPS and India & Middle East)
	Gross Utilization	71.2%	69.9%	68.8%	68.1%	66.4%	69.5%	71.3%
	Net Utilization (excl Support)	80.2%	78.8%	76.6%	76.1%	73.8%	77.2%	79.4%
	Net Utilization (Excluding Trainees)	82.8%	79.7%	79.9%	77.5%	78.0%	82.3%	81.9%
	Attrition
	IT Services excl BPS, Designit, cellent and HPS
	Voluntary TTM	16.6%	16.5%	16.1%	16.1%	16.3%	16.3%	16.4%
	Voluntary Quarterly Annualized	17.2%	17.9%	16.1%	14.9%	16.3%	17.0%	16.4%
	BPS % - Quarterly	12.2%	11.7%	11.0%	11.1%	9.9%	10.2%	12.0%
	BPS % - Post Training Quarterly	10.8%	9.0%	9.3%	9.9%	8.8%	8.5%	9.3%
	Sales & Support Staff - IT Services (avg)	14,543	14,324	13,140	13,737	13,239	13,068	12,517

B. IT Services (Excluding Infocrossing, BPS, Designit, cellent, HPS and India & Middle East Business)

Service delivery	Revenue from FPP	56.4%	56.0%	55.2%	56.9%	55.9%	53.4%	54.5%
	Onsite Revenue - % of Services	53.9%	54.4%	54.1%	54.2%	53.8%	53.9%	54.6%
	Off shore Revenue - % of Services	46.1%	45.6%	45.9%	45.8%	46.2%	46.1%	45.4%

C. Growth Metrics For Quarter ended September 30, 2016

			Constant	Constant
	Seq %	YoY%	Currency	Currency
			Seq %	YoY %
IT Services	-0.8%	4.6%	0.9%	7.2%

Verticals
Communications	-1.4%	3.7%	1.1%	8.2%
Consumer Business Unit	-1.0%	1.6%	0.4%	3.7%
Energy, Natural Resources & Utilities	-3.5%	-8.2%	1.3%	-1.8%
Finance Solutions	-1.2%	-0.3%	0.7%	2.8%
Healthcare, Life Sciences & Services	3.9%	46.3%	4.3%	46.9%
Manufacturing and Technology	-1.3%	0.3%	-1.0%	0.5%

Geography
Americas	1.6%	8.1%	1.8%	8.4%
APAC and Other Emerging Markets	0.3%	1.0%	-0.1%	0.2%
Europe	-6.0%	-0.4%	0.3%	9.0%
India & Middle East business	-1.1%	2.8%	-1.1%	4.3%

Practices^
Analytics	-2.1%
Application Services	-2.6%
Business Process Services	3.3%
Global Infrastructure Services	0.4%
Product Engineering	0.7%

D. Annexure to Datasheet

Segment-wise breakup of Cost of Revenues, S&M and G&A Particulars	Q2 FY 16-17 (INR Mn.)
	IT Services	IT Products	Reconciling Items	Total
Cost of revenues	90,767	7,010	31	97,808
Selling and marketing expenses	9,510	128	-24	9,614
General and administrative expenses	7,717	826	2	8,545

Total	107,994	7,964	9	115,967